Exhibit (a)(1)(i)

KKR FS INCOME TRUST SELECT
c/o FS/KKR Advisor, LLC
201 Rouse Boulevard
Philadelphia, PA 19112

If you do not want to sell your common shares of beneficial interest at this time, please disregard this notice.
This is simply a notification of the Company’s repurchase offer.

December 2, 2024

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by KKR FS Income Trust Select (the “Company”). If you are not interested in tendering your common shares of beneficial interest in the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Shares that have been issued after January 2, 2024 will be subject to an “early repurchase deduction” that will reduce your proceeds by 2% of the aggregate NAV of the Shares repurchased. Shares that are issued pursuant to the Company’s distribution reinvestment plan and tendered will not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on December 2, 2024 and end at 11:59 p.m., Eastern Time, on December 30, 2024. The purpose of the tender offer is to provide liquidity to shareholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during the tender offer period.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or overnight delivery to the Company’s Transfer Agent, SS&C Technologies, Inc., Attention: KKR FS Income Trust Select, using one of the below options as instructed in the Letter of Transmittal:

Regular Mail: KKR FS Income Trust Select c/o SS&C Technologies, Inc. P.O. Box 219713 Kansas City, MO 64121-9713	Express/Overnight Delivery: KKR FS Income Trust Select c/o SS&C Technologies, Inc. 430 W. 7th Street, Suite 219713 Kansas City, MO 64105-1407

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. The method of delivery of the Letter of Transmittal and all other required documents is at the election and sole risk of the tendering shareholder.

All tenders of Shares must be received in good order by the Company’s Transfer Agent by 11:59 p.m., Eastern Time, on December 30, 2024.

If you have any questions, please refer to the Offer to Purchase, which is being delivered to you concurrently with this letter and contains additional important information about the repurchase offer, or call the Company at 877-628-8575.

Sincerely,

KKR FS Income Trust Select

201 Rouse Boulevard

Philadelphia, PA 19112